FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2017

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated March 15, 2017;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2016; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2016.

March 15, 2017

For immediate release

QUEBECOR INC. REPORTS FOURTH QUARTER AND FULL-YEAR 2016 CONSOLIDATED RESULTS

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its fourth quarter and full year 2016 consolidated financial results. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds an 81.1% interest.

HIGHLIGHTS

2016 financial year and recent developments

➢	Revenues: $4.02 billion, up $125.8 million (3.2%) from 2015.

➢	Adjusted operating income:[1] $1.49 billion, up $53.4 million (3.7%).

➢	Net income attributable to shareholders: $194.7 million ($1.59 per basic share) in 2016, compared with $151.8 million ($1.24 per basic share) in 2015, an increase of $42.9 million ($0.35 per basic share).

➢

Adjusted income from continuing operating activities:[2] $305.5 million ($2.49 per basic share) in 2016, compared with $239.9 million ($1.95 per basic share) in 2015, an increase of $65.6 million ($0.54 per basic share) or 27.3%.

➢	The Telecommunications segment grew its revenues by $144.8 million (4.8%) and its adjusted operating income by $63.6 million (4.6%) in 2016.

➢	Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony (by $106.7 million or 26.4%), Internet access ($58.0 million or 6.3%), Videotron Business Solutions ($42.1 million or 60.9%) and the Club illico over-the top video service (“Club illico”) ($7.8 million or 33.1%) in 2016.

➢	Videotron’s average monthly revenue per user[3] (“ARPU”) was up $9.18 (6.8%) from $135.68 in 2015 to $144.86 in 2016.

➢

Revenue-generating units:[4] 117,900 (2.1%) net increase in 2016, including 125,300 connections to the mobile telephony service, 44,600 subscriptions to the cable Internet access service and 57,200 memberships in Club illico.

➢	On February 16, 2017, Pierre Karl Péladeau returned to the position of President and Chief Executive Officer of Quebecor and Quebecor Media, replacing Pierre Dion who was appointed Chairman of the Board of Quebecor Media and a director of Quebecor.

➢	On January 10, 2017, TVA Sports became the exclusive French-language broadcaster of the Montréal Impact and an official broadcaster of Major League Soccer (“MLS”) for the next five years.

➢	On November 15, 2016, Videotron began deploying Docsis 3.1 technology on its network; it will deliver download speeds of up to 10 Gbps and upload speeds of up to 1 Gbps.

➢	On October 24, 2016, TVA Group Inc. (“TVA Group”) announced the launch of its TVA.ca website and the TVA mobile app.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
[3]	See “Key performance indicator.”
[4]	The sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

➢	On September 13, 2016, 4Degrees Colocation Inc. (“4Degrees Colocation”), a subsidiary of Videotron, officially opened its Montréal data centre, a $40.0-million facility purpose-designed for data hosting.

➢	In the first quarter of 2016, the Corporation increased its quarterly dividend on Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”) by 28.6%, from $0.035 to $0.045 per share.

Fourth quarter 2016

➢	Revenues: $1.05 billion, up $26.9 million (2.6%).

➢	Adjusted operating income: $389.3 million, up $28.5 million (7.9%).

➢	Net income attributable to shareholders: $123.3 million ($1.01 per basic share) in the fourth quarter of 2016, compared with a net loss attributable to shareholders of $34.8 million ($0.28 per basic share) in the same period of 2015, a favourable variance of $158.1 million ($1.29 per basic share), including the $130.8 million favourable impact of fluctuations in the fair value of convertible debentures.

➢	Adjusted income from continuing operating activities: $84.7 million ($0.69 per basic share) in the fourth quarter of 2016, compared with $58.0 million ($0.47 per basic share) in the same period of 2015, an increase of $26.7 million ($0.22 per basic share) or 46.0%.

➢	Revenue-generating units: 62,300 net increase in the fourth quarter of 2016, including 26,200 connections to the mobile telephony service, 16,700 subscriptions to the cable Internet access service and 36,200 memberships in Club illico.

➢	Videotron’s ARPU: $148.56 in the fourth quarter of 2016 compared with $140.19 in the same period of 2015, an $8.37 (6.0%) increase.

“I am pleased to be back at the helm of Quebecor, a corporation in excellent financial health that has experienced steady growth in recent years,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “I plan to continue the work of my predecessor, Pierre Dion, with the support of the solid management team, in order to pursue the development of the Corporation and its businesses. We will press ahead with our business strategy, relying on the same growth drivers that have propelled the Corporation’s success thus far.

“In 2016, Quebecor grew its revenues by 3.2% and its adjusted operating income by 3.7%,” Pierre Karl Péladeau noted. “Once again, the Telecommunications segment was responsible for the increases. The enthusiastic customer response to Videotron’s offerings continues. The subscriber base for Videotron’s mobile service passed the 900,000 mark at the beginning of 2017, solidifying Videotron’s positioning as a mobile telephony leader in Québec. The 27.3% increase in adjusted income from continuing operating activities of Quebecor in 2016, which fully reflects the growth in the Corporation’s operating results and the positive impact of the financial transactions carried out over the past two years, was also noteworthy. Quebecor also posted excellent fourth quarter 2016 results, with a 7.9% increase in adjusted operating income generated by improved profitability in each of its segments, and a 46.0% increase in adjusted income from continuing operating activities.”

“We are satisfied with the results Videotron recorded in 2016 and confident that the opportunities created by long-term trends in the wireless industry will support continuing sustained growth in our mobile telephony services,” said Manon Brouillette, President and Chief Executive Officer of Videotron. “We will maintain a disciplined approach to balancing the pursuit of subscriber growth with control over customer acquisition costs in order to maximize the profitability of the mobile service. Mobile telephony contributed strongly to the 117,900 increase in Videotron’s revenue-generating units in 2016 and the $9.18 (6.8%) increase in ARPU. The mobile service’s ARPU rose $3.31 (6.9%) from $47.92 in 2015 to $51.23 in 2016.

“At the same time, the development of our Internet access services and our business services also made a positive contribution to the robust numbers,” added Manon Brouillette. “Our Fibre Hybrid 120 and Fibre Hybrid 200 Internet service marketing strategy has been a resounding success; Videotron is the only telecommunications provider to offer services of such speed and power on such a large portion of Québec’s territory. In July 2016, Videotron also launched Fibre Hybrid Giga Internet access service and in November 2016 it started rolling out Docsis 3.1 technology, which will eventually support download speeds of up to 10 Gbps. All these initiatives strengthen Videotron’s lead in high-speed Internet access for residential and business customers. In the Business Solutions segment, following the acquisition of Fibrenoire inc. in January 2016, we stepped up investment in our data centres and in September 2016 we opened a new Montréal data centre which boasts one of the largest server rooms in Québec. I should also mention that 4Degrees Colocation data centres have obtained ISO 27001 certification, one of the most respected international standards.”

According to a survey conducted by the independent research firm Forrester released in late 2016, Videotron provides the best customer experience of all cable TV, Internet and wireless service providers in Canada. Videotron’s mobile service earned the ultimate accolade: best customer experience overall among the 193 Canadian brands ranked on Forrester’s Customer Experience Index in 2016. “We have always been guided by our desire to push the customer experience envelope and we are very proud of these distinctions, which we owe to the unflagging commitment of our 6,500 employees,” said Manon Brouillette.

“The Media segment increased its adjusted operating income by $2.4 million (10.8%) in the fourth quarter of 2016; adjusted operating income from broadcasting operations was up $4.7 million (37.0%),” Julie Tremblay, President and Chief Executive Officer of Media Group, commented. “The performance was due to the impact of higher advertising revenues at TVA Network and the TVA Sports channel, higher subscription revenues at the specialty channels, and cost reductions related to restructuring initiatives.

“The disruption affecting the media industry in Québec, as in the rest of the world, has led us to take transformative initiatives in order to adapt to the changes. To address the constantly shifting environment, the Media segment announced organizational changes on November 2, 2016 to balance its costs and enhance operational efficiencies. The workforce was reduced by 220 positions, mainly managers, professionals and administrative support staff, to enable the Media segment to maintain its lead in news and content production and promote its flagship brands.

“On the business development front, we are very proud of the agreement making TVA Sports the exclusive French-language broadcaster of the Montréal Impact and an official broadcaster of the MLS for the next five years. This partnership will make it possible to enrich TVA Sports’ programming with new content and disseminate it on all of Quebecor’s media platforms. Also in 2016, the Media segment launched its new TVA.ca website and TVA mobile app as part of TVA Group’s strategy to enlarge its footprint in new media and in Internet broadcasting channels in order to reach its target audiences more effectively,” Julie Tremblay concluded.

In the Sports and Entertainment segment, the Videotron Centre completed its first full year of operation in September 2016. The venue offered guests an extensive and varied schedule of concerts and sporting events, which it is constantly enriching and expanding. Meanwhile, in April 2016, Gestev became the official imprint for all shows and events produced and/or presented by Quebecor, enhancing the total package offered by the Corporation.

“Quebecor thus posted strong consolidated financial results in 2016 while implementing its business plan focused on high-growth activities,” commented Pierre Karl Péladeau. The Corporation remains well positioned to achieve its profitability and shareholder value-maximization objectives.

“In conclusion, I would like to express my gratitude and appreciation to Pierre Dion for his exemplary leadership and inspired work. He has occupied senior management positions with Quebecor and its subsidiaries since 2004. He has been one of the Corporation’s most loyal officers and he will continue playing an active, strategic role in its affairs in his new role.”

Table 1

Quebecor financial highlights, 2012 to 2016

(in millions of Canadian dollars, except per share data)

	2016	2015	2014	2013	2012
Revenues	$4,016.6	$3,890.8	$3,619.8	$3,549.8	$3,454.8
Adjusted operating income	1,494.1	1,440.7	1,409.8	1,380.4	1,303.1
Income (loss) from continuing operating activities attributable to shareholders	194.7	165.6	29.0	(127.2)	240.8
Net income (loss) attributable to shareholders	194.7	151.8	(30.1)	(288.6)	159.1
Adjusted income from continuing operating activities	305.5	239.9	209.7	185.3	162.3
Per basic share:
Income (loss) from continuing operating activities attributable to shareholders	1.59	1.35	0.24	(1.03)	1.91
Net income (loss) attributable to shareholders	1.59	1.24	(0.24)	(2.33)	1.26
Adjusted income from continuing operating activities	2.49	1.95	1.70	1.49	1.28

2016/2015 FINANCIAL YEAR COMPARISON

Revenues: $4.02 billion, a $125.8 million (3.2%) increase.

•	Revenues increased in Telecommunications ($144.8 million or 4.8% of segment revenues) and in Sports and Entertainment ($11.4 million or 49.1%).

•	Revenues decreased in Media ($37.8 million or -3.9%).

Adjusted operating income: $1.49 billion, a $53.4 million (3.7%) increase.

•

Adjusted operating income increased in Telecommunications ($63.6 million or 4.6% of segment adjusted operating income). There was a favourable variance in Sports and Entertainment ($4.5 million or 38.5%).

•

Adjusted operating income decreased in Media ($6.9 million or -9.8%). There was an unfavourable variance at Head Office ($7.8 million), due primarily to an unfavourable variance in the stock-based compensation charge.

•

The change in the fair value of Quebecor Media stock options resulted in a $5.3 million unfavourable variance in the stock-based compensation charge in 2016 compared with 2015. The change in the fair value of Quebecor stock options and the value of Quebecor stock-price-based share units resulted in an $8.3 million unfavourable variance in the Corporation’s stock-based compensation charge in 2016.

Net income attributable to shareholders: $194.7 million ($1.59 per basic share) in 2016, compared with $151.8 million ($1.24 per basic share) in 2015, an increase of $42.9 million ($0.35 per basic share).

•	The favourable variance was due primarily to:

•	$189.8 million decrease in non-cash charge for impairment of goodwill and other assets, including $75.0 million without any tax consequences;

•	$53.4 million increase in adjusted operating income;

•	$40.6 million decrease in the depreciation and amortization charge;

•	$19.7 million favourable variance in the loss related to discontinued operations;

•	$7.0 million decrease in financial expenses;

•	$4.8 million favourable variance in losses on debt refinancing.

Partially offset by:

•	$144.9 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

•	$77.0 million unfavourable variance in losses and gains on valuation and translation of financial instruments, including $78.7 million without any tax consequences;

•	$24.7 million unfavourable variance in the income tax expense;

•	$25.8 million unfavourable variance in non-controlling interest.

In 2016, Quebecor Media performed impairment tests on its Magazines cash-generating unit (“CGU”) in view of the downtrend in the industry’s advertising revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $40.1 million non-cash goodwill impairment charge (without any tax consequences) was recorded in 2016. As well, a charge for impairment of intangible assets totalling $0.8 million was recorded in the Media segment in 2016.

Adjusted income from continuing operating activities: $305.5 million ($2.49 per basic share) in 2016, compared with $239.9 million ($1.95 per basic share) in 2015, an increase of $65.6 million ($0.54 per basic share).

2016/2015 FOURTH QUARTER COMPARISON

Revenues: $1.05 billion, a $26.9 million (2.6%) increase.

•	Revenues increased in Telecommunications ($28.1 million or 3.6% of segment revenues).

•	Revenues decreased in Media ($4.1 million or -1.5%) and in Sports and Entertainment ($0.3 million or -3.0%).

Adjusted operating income: $389.3 million, a $28.5 million (7.9%) increase.

•

Adjusted operating income increased in Telecommunications ($15.6 million or 4.5% of segment adjusted operating income) and in Media ($2.4 million or 10.8%). There were favourable variances in Sports and Entertainment ($2.1 million) and at Head Office ($8.4 million). The change at Head Office was essentially due to a favourable variance in the stock-based compensation charge.

•

The change in the fair value of Quebecor Media stock options resulted in a $2.1 million unfavourable variance in the stock-based compensation charge in the fourth quarter of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options and the value of Quebecor stock-price-based share units resulted in a $7.8 million favourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2016.

Net income attributable to shareholders: $123.3 million ($1.01 per basic share) in the fourth quarter of 2016, compared with a net loss attributable to shareholders of $34.8 million ($0.28 per basic share) in the same period of 2015, a favourable variance of $158.1 million ($1.29 per basic share).

•	The favourable variance was due primarily to:

•	$135.7 million favourable variance in gains and losses on valuation and translation of financial instruments, including $130.8 million without any tax consequences;

•	$28.5 million increase in adjusted operating income;

•	$9.2 million decrease in the depreciation and amortization charge;

•	$3.7 million favourable variance in non-cash charge for impairment of goodwill and other assets.

Partially offset by:

•	$7.8 million unfavourable variance in non-controlling interest;

•	$7.3 million unfavourable variance in loss on debt refinancing;

•	$5.3 million unfavourable variance in the charge for restructuring of operations, litigation and other items.

Adjusted income from continuing operating activities: $84.7 million ($0.69 per basic share) in the fourth quarter of 2016, compared with $58.0 million ($0.47 per basic share) in the same period of 2015, an increase of $26.7 million ($0.22 per basic share) or 46.0%.

Financial transactions

•

In accordance with a notice issued on December 2, 2016, Videotron redeemed, on January 5, 2017, $175.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount.

•

In June 2016, Quebecor amended its revolving credit facility to extend its term to July 2019, Quebecor Media amended its secured revolving credit facility to extend its term to July 2020, and Videotron amended its secured revolving credit facility and its unsecured revolving credit facility to extend their terms to July 2021. Some of the terms and conditions of the credit facilities were also amended.

Dividend

On March 14, 2017, the Board of Directors of Quebecor declared a quarterly dividend of $0.045 per share on its Class A Shares and Class B Shares, payable on April 25, 2017 to shareholders of record at the close of business on March 31, 2017. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 3, 2016, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 500,000 Class A Shares, representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares, representing approximately 2.4% of issued and outstanding Class B Shares as of August 3, 2016. The purchases can be made from August 15, 2016 to August 14, 2017 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All shares purchased under the bid will be cancelled.

In 2016, the Corporation purchased and cancelled 609,300 Class B Shares for a total cash consideration of $22.7 million (413,300 Class B Shares for a total cash consideration of $12.4 million in 2015). The $20.4 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded in reduction of retained earnings ($10.8 million in 2015).

Detailed financial information

For a detailed analysis of Quebecor’s fourth quarter and full year 2016 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss Quebecor’s fourth quarter and full year 2016 results on March 15, 2017, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from March 15 to June 15, 2017 by dialling 1 877 293-8133, conference number 1212694#, access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2016.

The forward-looking statements in this press release reflect Quebecor’s expectations as of March 15, 2017 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds an 81.07% interest in Quebecor Media, which employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income (loss) under International Financial Reporting Standards (“IFRS”), as net income (loss) before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, litigation and other items, charge for impairment of goodwill and other assets, loss on debt refinancing, income taxes, and loss from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 4 below provides a reconciliation of adjusted operating income to net income (loss) as disclosed in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2016 and 2015 presented in Table 4 below is drawn from the unaudited consolidated statements of income.

Table 4

Reconciliation of the adjusted operating income measure used in this press release to the net income (loss) measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31		Three months ended December 31
	2016	2015	2016	2015
Adjusted operating income (loss):
Telecommunications	$1,449.4	$1,385.8	$364.6	$349.0
Media	63.3	70.2	24.7	22.3
Sports and Entertainment	(7.2)	(11.7)	(1.0)	(3.1)
Head Office	(11.4)	(3.6)	1.0	(7.4)

	1,494.1	1,440.7	389.3	360.8
Depreciation and amortization	(653.0)	(693.6)	(167.3)	(176.5)
Financial expenses	(328.0)	(335.0)	(84.4)	(85.7)
(Loss) gain on valuation and translation of financial instruments	(70.3)	6.7	47.8	(87.9)
Restructuring of operations, litigation and other items	(28.0)	116.9	(13.3)	(8.0)
Impairment of goodwill and other assets	(40.9)	(230.7)	—	(3.7)
Loss on debt refinancing	(7.3)	(12.1)	(7.3)	—
Income taxes	(117.8)	(93.1)	(21.4)	(20.6)
Loss from discontinued operations	—	(19.7)	—	(0.9)

Net income (loss)	$248.8	$180.1	$143.4	$(22.5)

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income (loss) attributable to shareholders under IFRS, as net income (loss) attributable to shareholders before (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, litigation and other items, charge for impairment of goodwill and other assets, loss on debt refinancing, net of income tax related to adjustments and of net income attributable to non-controlling interest related to adjustments, and before the loss from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 5 provides a reconciliation of adjusted income from continuing operating activities to the net income (loss) attributable to shareholders measure used in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2016 and 2015 presented in Table 5 below is drawn from the unaudited consolidated statements of income.

Table 5

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income (loss) attributable to shareholders measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31		Three months ended December 31
	2016	2015	2016	2015
Adjusted income from continuing operating activities	$305.5	$239.9	$84.7	$58.0
(Loss) gain on valuation and translation of financial instruments	(70.3)	6.7	47.8	(87.9)
Charge for restructuring of operations, litigation and other items	(28.0)	116.9	(13.3)	(8.0)
Impairment of goodwill and other assets	(40.9)	(230.7)	—	(3.7)
Loss on debt refinancing	(7.3)	(12.1)	(7.3)	—
Income taxes related to adjustments[1]	11.5	2.8	7.8	4.0
Net income attributable to non-controlling interest related to adjustments	24.2	42.1	3.6	3.5
Discontinued operations	—	(13.8)	—	(0.7)

Net income (loss) attributable to shareholders	$194.7	$151.8	$123.3	$(34.8)

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average basic customer from its cable television, Internet access, cable and mobile telephony services and Club illico. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing the combined revenues from its cable television, Internet access, cable and mobile telephony services and Club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
Revenues	$1,050.4	$1,023.5	$4,016.6	$3,890.8
Employee costs	178.6	178.8	714.8	697.4
Purchase of goods and services	482.5	483.9	1,807.7	1,752.7
Depreciation and amortization	167.3	176.5	653.0	693.6
Financial expenses	84.4	85.7	328.0	335.0
(Gain) loss on valuation and translation of financial instruments	(47.8)	87.9	70.3	(6.7)
Restructuring of operations, litigation and other items	13.3	8.0	28.0	(116.9)
Impairment of goodwill and other assets	—	3.7	40.9	230.7
Loss on debt refinancing	7.3	—	7.3	12.1

Income (loss) before income taxes	164.8	(1.0)	366.6	292.9
Income taxes (recovery):
Current	27.7	8.7	158.2	63.4
Deferred	(6.3)	11.9	(40.4)	29.7

	21.4	20.6	117.8	93.1

Income (loss) from continuing operations	143.4	(21.6)	248.8	199.8
Loss from discontinued operations	—	(0.9)	—	(19.7)

Net income (loss)	$143.4	$(22.5)	$248.8	$180.1

Income (loss) from continuing operations attributable to
Shareholders	$123.3	$(34.1)	$194.7	$165.6
Non-controlling interests	20.1	12.5	54.1	34.2

Net income (loss) attributable to
Shareholders	$123.3	$(34.8)	$194.7	$151.8
Non-controlling interests	20.1	12.3	54.1	28.3

Earnings per share attributable to shareholders
Basic:
From continuing operations	$1.01	$(0.28)	$1.59	$1.35
From discontinued operations	—	—	—	(0.11)
Net income (loss)	1.01	(0.28)	1.59	1.24
Diluted:
From continuing operations	0.54	(0.28)	1.58	1.18
From discontinued operations	—	—	—	(0.09)
Net income (loss)	0.54	(0.28)	1.58	1.09

Weighted average number of shares outstanding (in millions)	122.1	122.5	122.3	122.7
Weighted average number of diluted shares (in millions)	143.3	122.5	122.7	143.7

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
Income (loss) from continuing operations	$143.4	$(21.6)	$248.8	$199.8

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(56.4)	(31.3)	(30.9)	14.0
Deferred income taxes	(1.7)	(7.3)	15.9	(41.6)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	153.8	(28.4)	32.8	(28.4)
Deferred income taxes	(41.1)	7.7	(8.8)	7.7
Reclassification to income:
Gain related to cash flow hedges	—	—	—	(3.9)
Deferred income taxes	—	—	—	(0.4)

	54.6	(59.3)	9.0	(52.6)

Comprehensive income (loss) from continuing operations	198.0	(80.9)	257.8	147.2
Loss from discontinued operations	—	(0.9)	—	(19.7)

Comprehensive income (loss)	$198.0	$(81.8)	$257.8	$127.5

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$161.7	$(81.6)	$199.8	$126.1
Non-controlling interests	36.3	0.7	58.0	21.1

Comprehensive income (loss) attributable to
Shareholders	$161.7	$(82.3)	$199.8	$112.3
Non-controlling interests	36.3	0.5	58.0	15.2

QUEBECOR INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended December 31, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head Office and Inter- segments	Total
Revenues	$805.2	$266.0	$9.8	$(30.6)	$1,050.4
Employee costs	96.0	70.6	3.4	8.6	178.6
Purchase of goods and services	344.6	170.7	7.4	(40.2)	482.5

Adjusted operating income[1]	364.6	24.7	(1.0)	1.0	389.3

Depreciation and amortization					167.3
Financial expenses					84.4
Gain on valuation and translation of financial instruments					(47.8)
Restructuring of operations, litigation and other items					13.3
Loss on debt refinancing					7.3

Income before income taxes					$164.8

Additions to property, plant and equipment	$158.9	$9.3	$0.6	$(2.3)	$166.5
Additions to intangible assets	32.3	2.6	0.2	1.0	36.1

Three months ended December 31, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head Office and Inter- segments	Total
Revenues	$777.1	$270.1	$10.1	$(33.8)	$1,023.5
Employee costs	92.2	66.9	3.9	15.8	178.8
Purchase of goods and services	335.9	180.9	9.3	(42.2)	483.9

Adjusted operating income[1]	349.0	22.3	(3.1)	(7.4)	360.8

Depreciation and amortization					176.5
Financial expenses					85.7
Loss on valuation and translation of financial instruments					87.9
Restructuring of operations, litigation and other items					8.0
Impairment of other assets					3.7

Loss before income taxes					$(1.0)

Additions to property, plant and equipment	$149.2	$11.2	$3.3	$0.1	$163.8
Additions to intangible assets	31.1	2.8	—	1.6	35.5

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
Twelve months ended December 31, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head Office and Inter- segments	Total
Revenues	$3,151.8	$938.0	$34.6	$(107.8)	$4,016.6
Employee costs	379.7	269.2	11.5	54.4	714.8
Purchase of goods and services	1,322.7	605.5	30.3	(150.8)	1,807.7

Adjusted operating income[1]	1,449.4	63.3	(7.2)	(11.4)	1,494.1

Depreciation and amortization					653.0
Financial expenses					328.0
Loss on valuation and translation of financial instruments					70.3
Restructuring of operation, litigation and other items					28.0
Impairment of goodwill and other assets					40.9
Loss on debt refinancing					7.3

Income before income taxes					$366.6

Additions to property, plant and equipment	$666.8	$38.2	$2.5	$0.3	$707.8
Additions to intangible assets	125.6	10.2	0.8	3.2	139.8

Twelve months ended December 31, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head Office and Inter- segments	Total
Revenues	$3,007.0	$975.8	$23.2	$(115.2)	$3,890.8
Employee costs	359.4	285.3	11.0	41.7	697.4
Purchase of goods and services	1,261.8	620.3	23.9	(153.3)	1,752.7

Adjusted operating income[1]	1,385.8	70.2	(11.7)	(3.6)	1,440.7

Depreciation and amortization					693.6
Financial expenses					335.0
Gain on valuation and translation of financial instruments					(6.7)
Restructuring of operations, litigation and other items					(116.9)
Impairment of goodwill and other assets					230.7
Loss on debt refinancing					12.1

Income before income taxes					$292.9

Additions to property, plant and equipment	$630.2	$36.0	$12.0	$0.4	$678.6
Additions to intangible assets	312.3	9.3	34.6	4.4	360.6

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred to as a non-IFRS measure and is defined as net income (loss) before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes and loss from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non- controlling interests
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other com- prehensive loss		Total equity
Balance as of December 31, 2014	$327.2	$2.3	$238.9	$(64.4)	$559.3	$1,063.3
Net income	—	—	151.8	—	28.3	180.1
Other comprehensive loss	—	—	—	(39.5)	(13.1)	(52.6)
Dividends or distributions	—	—	(16.0)	—	(23.4)	(39.4)
Repurchase of Class B Shares	(1.6)	—	(10.8)	—	—	(12.4)
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	—	12.1	12.1
Non-controlling interests and business acquisitions	—	—	(281.7)	(7.3)	(210.1)	(499.1)

Balance as of December 31, 2015	325.6	2.3	82.2	(111.2)	353.1	652.0
Net income	—	—	194.7	—	54.1	248.8
Other comprehensive income	—	—	—	5.1	3.9	9.0
Dividends or distributions	—	—	(20.8)	—	(19.1)	(39.9)
Repurchase of Class B Shares	(2.3)	—	(20.4)	—	—	(22.7)

Balance as of December 31, 2016	$323.3	$2.3	$235.7	$(106.1)	$392.0	$847.2

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2016	2015	2016	2015
Cash flows related to operating activities
Income (loss) from continuing operations	$143.4	$(21.6)	$248.8	$199.8
Adjustments for:
Depreciation of property, plant and equipment	141.5	154.1	555.1	595.2
Amortization of intangible assets	25.8	22.4	97.9	98.4
(Gain) loss on valuation and translation of financial instruments	(47.8)	87.9	70.3	(6.7)
Impairment of goodwill and other assets	—	3.7	40.9	230.7
Loss on debt refinancing	7.3	—	7.3	12.1
Amortization of financing costs and long-term debt discount	1.9	1.7	7.1	7.1
Deferred income taxes	(6.3)	11.9	(40.4)	29.7
Other	1.3	3.1	3.2	5.9

	267.1	263.2	990.2	1,172.2
Net change in non-cash balances related to operating activities	43.7	160.2	122.8	(100.0)

Cash flows provided by continuing operating activities	310.8	423.4	1,113.0	1,072.2

Cash flows related to investing activities
Non-controlling interests acquisitions	—	—	—	(500.0)
Business acquisitions	(0.4)	(2.5)	(119.5)	(94.5)
Business disposals	—	—	3.0	316.3
Additions to property, plant and equipment	(166.5)	(163.8)	(707.8)	(678.6)
Additions to intangible assets	(36.1)	(35.5)	(139.8)	(360.6)
Proceeds from disposals of assets	1.2	2.2	4.3	4.6
Other	(0.2)	0.4	12.6	(12.6)

Cash flows used in continuing investing activities	(202.0)	(199.2)	(947.2)	(1,325.4)

Cash flows related to financing activities
Net change in bank indebtedness	(13.8)	(12.5)	(15.4)	29.1
Net change under revolving facilities	(70.1)	(124.3)	(64.5)	227.1
Issuance of long-term debt, net of financing fees	—	—	—	370.1
Repayments of long-term debt	(7.8)	(7.5)	(20.0)	(653.3)
Settlement of hedging contracts	(3.2)	(68.6)	0.4	(34.3)
Repurchase of Class B Shares	(14.1)	(1.3)	(22.7)	(12.4)
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	12.1
Dividends	(5.5)	(4.3)	(20.8)	(16.0)
Dividends or distributions paid to non-controlling interests	(4.8)	(4.9)	(19.1)	(23.4)

Cash flows used in continuing financing activities	(119.3)	(223.4)	(162.1)	(101.0)

Net change in cash and cash equivalents from continuing operations	(10.5)	0.8	3.7	(354.2)
Cash flows used in discontinued operations	—	(1.1)	—	(22.5)
Cash and cash equivalents at the beginning of the period	32.8	18.9	18.6	395.3

Cash and cash equivalents at the end of the period	$22.3	$18.6	$22.3	$18.6

Cash and cash equivalents consist of
Cash	$21.5	$17.0	$21.5	$17.0
Cash equivalents	0.8	1.6	0.8	1.6

	$22.3	$18.6	$22.3	$18.6

Interest and taxes reflected as operating activities
Cash interest payments	$111.6	$111.6	$308.6	$305.7
Cash income tax payments (net of refunds)	26.4	24.0	104.4	158.0

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31	December 31
	2016	2015
Assets
Current assets
Cash and cash equivalents	$22.3	$18.6
Accounts receivable	525.4	494.1
Income taxes	6.9	28.6
Inventories	183.3	215.5
Prepaid expenses	53.0	46.0

	790.9	802.8
Non-current assets
Property, plant and equipment	3,605.1	3,424.9
Intangible assets	1,224.0	1,178.0
Goodwill	2,725.4	2,678.4
Derivative financial instruments	809.0	1,072.4
Deferred income taxes	16.0	29.5
Other assets	91.9	89.9

	8,471.4	8,473.1

Total assets	$9,262.3	$9,275.9

Liabilities and equity
Current liabilities
Bank indebtedness	$18.9	$34.3
Accounts payable and accrued charges	705.9	654.9
Provisions	69.3	67.1
Deferred revenue	339.7	321.5
Income taxes	35.2	9.1
Current portion of long-term debt	51.8	44.0

	1,220.8	1,130.9
Non-current liabilities
Long-term debt	5,616.9	5,812.4
Derivative financial instruments	0.3	118.7
Convertible debentures	500.0	500.0
Other liabilities	516.2	448.2
Deferred income taxes	560.9	613.7

	7,194.3	7,493.0
Equity
Capital stock	323.3	325.6
Contributed surplus	2.3	2.3
Retained earnings	235.7	82.2
Accumulated other comprehensive loss	(106.1)	(111.2)

Equity attributable to shareholders	455.2	298.9
Non-controlling interests	392.0	353.1

	847.2	652.0

Total liabilities and equity	$9,262.3	$9,275.9

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2016

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2016

Net Income (Loss) Attributable to Shareholders

	4th Quarter		Full Year
	2016	2015	2016	2015
Net income (loss) per share (basic)	$1.01	$(0.28)	$1.59	$1.24
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.69	$0.47	$2.49	$1.95

Reconciliation of earnings per share

	4th Quarter		Full Year
	2016	2015	2016	2015
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.69	$0.47	$2.49	$1.95
Other adjusments[1]:
Unusual items	(0.09)	(0.05)	(0.34)	(0.64)
Gain (loss) on valuation and translation of financial instruments	0.41	(0.70)	(0.56)	0.04
Discontinued operations	—	—	—	(0.11)

Total	0.32	(0.75)	(0.90)	(0.71)

Reported net income (loss) per share (basic)	$1.01	$(0.28)	$1.59	$1.24

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2016

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2019 (availability: $150)		$—
Mortgage loan due in 2017		30.9

		$30.9

Quebecor Media Inc.
Revolving credit facility due in 2020 (availability: $300)		$—
Term Loan B due in 2020		453.4
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		1,141.3
6 5/8% Senior Notes due in 2023		500.0

		2,419.7

Videotron Ltd.
Revolving credit facility due in 2021 – Secured (availability: $630)		209.4
Revolving credit facility due in 2021 – Unsecured (availability: $335)		—
Export Financing due in 2018		16.1
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		1,074.2
5 3/8% Senior Notes due in 2024		805.6
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0

		3,180.3

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2019		69.6

		69.6

Other debt		0.3

Total Quebecor Media Inc.		$5,669.9

TOTAL LONG TERM DEBT		$5,700.8

Bank indebtedness – QI		—
Bank indebtedness – QMI		18.9
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI 1		775.5
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(858.0)

Cash and cash equivalents :
Quebecor Inc.		1.6
Quebecor Media Inc.		20.7
Videotron Ltd.	$1.0
Other 100% owned subsidiaries	2.5
TVA Group Inc.	17.2

		$22.3

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on December 31, 2016, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

December 31, 2016

Operating Results

	2016				2015
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Revenue Generating Units (‘000) [1]	5,765.4	5,703.1	5,648.4	5,665.3	5,647.5
Mobile Telephony Lines (‘000)	893.9	867.7	828.9	795.7	768.6
Homes Passed (‘000)	2,839.3	2,833.0	2,825.3	2,812.9	2,806.0
Cable Internet Subscribers (‘000)	1,612.8	1,596.1	1,571.7	1,578.1	1,568.2
Penetration of Homes Passed	56.8%	56.3%	55.6%	56.1%	55.9%
Basic Subscribers (‘000)	1,690.9	1,695.7	1,697.5	1,722.0	1,736.9
Penetration of Homes Passed	59.6%	59.9%	60.1%	61.2%	61.9%
Digital Set-Top Boxes (‘000)	2,765.4	2,718.6	2,696.4	2,696.9	2,686.7
Digital Subscribers (‘000)	1,587.1	1,570.8	1,559.8	1,568.9	1,570.6
Penetration of Homes Passed	55.9%	55.4%	55.2%	55.8%	56.0%
Cable Telephony Lines (‘000)	1,253.1	1,265.1	1,284.0	1,304.3	1,316.3
Penetration of Homes Passed	44.1%	44.7%	45.4%	46.4%	46.9%
Over-the-Top Video Subscribers (‘000)	314.7	278.5	266.3	265.2	257.5

	4th Quarter			Full Year
	2016	2015	VAR	2016	2015	VAR
(in millions)
Revenues
Cable Television	$256.2	$263.5	-2.8%	$1,024.3	$1,053.8	-2.8%
Internet	248.5	239.5	3.8%	978.7	920.7	6.3%
Mobile Telephony	137.1	111.5	23.0%	510.4	403.7	26.4%
Cable Telephony	104.8	111.5	-6.0%	424.8	458.0	-7.2%
Business Solutions	30.2	18.1	66.9%	111.2	69.1	60.9%
Other	26.2	30.7	-14.7%	94.9	92.7	2.4%

Videotron	803.0	774.8	3.6%	3,144.3	2,998.0	4.9%

Retail and Eliminations	2.2	2.3	-4.3%	7.5	9.0	-16.7%

Total Telecommunications Revenues	$805.2	$777.1	3.6%	$3,151.8	$3,007.0	4.8%

EBITDA
Videotron	$363.8	$347.8	4.6%	$1,447.0	$1,382.4	4.7%
Retail	0.8	1.2	-33.3%	2.4	3.4	-29.4%

Total Telecommunications EBITDA	$364.6	$349.0	4.5%	$1,449.4	$1,385.8	4.6%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$62.9	$59.0		$231.7	$239.1
Scalable Infrastructure	56.7	71.1		238.5	253.5
Line Extensions	11.5	17.2		62.3	58.7
Upgrade / Rebuild	19.1	13.3		67.4	62.9
Support Capital and Other	41.0	19.7		192.5	328.3

Total Telecommunications	$191.2	$180.3	6.0%	$792.4	$942.5	-15.9%

Mobile Telephony ARPU	$51.96	$49.23		$51.23	$47.92
Total ARPU	$148.56	$140.19		$144.86	$135.68
Mobile Telephony Acquisition Costs	$404	$450

[1]

Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

MEDIA

Supplementary Disclosure

December 31, 2016

Operating Results

	4th Quarter			Full Year
	2016	2015	VAR	2016	2015	VAR
Lineage (‘000)
Paid Urban Dailies	6,868	7,658	-10.3%	26,234	30,200	-13.1%

(in millions)
Revenues
Advertising	$24.7	$28.4	-13.0%	$97.6	$115.0	-15.1%
Circulation	11.0	10.4	5.8%	42.7	41.3	3.4%
Digital	3.5	3.8	-7.9%	13.3	13.3	0.0%
Other	13.4	11.6	15.5%	47.4	60.5	-21.7%

Newspaper Publishing Revenues	52.6	54.2	-3.0%	201.0	230.1	-12.6%

Advertising	80.4	73.7	9.1%	254.7	254.6	0.0%
Subscription	33.4	28.5	17.2%	119.9	110.9	8.1%
Other	14.4	17.3	-16.8%	53.0	52.4	1.1%

Broadcasting Revenues	128.2	119.5	7.3%	427.6	417.9	2.3%

Other [1]	85.2	96.4	-11.6%	309.4	327.8	-5.6%

Total Media Revenues	$266.0	$270.1	-1.5%	$938.0	$975.8	-3.9%

Urban Dailies	$39.6	$41.8	-5.3%	$152.7	$166.2	-8.1%
Portals	0.8	1.6	-50.0%	4.0	5.9	-32.2%
Other	12.2	10.8	13.0%	44.3	58.0	-23.6%

Newspaper Publishing Revenues	$52.6	$54.2	-3.0%	$201.0	$230.1	-12.6%

EBITDA
Newspaper Publishing	$2.5	$2.3	8.7%	$10.7	$15.1	-29.1%
Broadcasting	17.4	12.7	37.0%	22.4	24.1	-7.1%
Other	4.8	7.3	-34.2%	30.2	31.0	-2.6%

Total Media EBITDA	$24.7	$22.3	10.8%	$63.3	$70.2	-9.8%

[1]

Includes the publishing and distribution of books and magazines, the distribution and production of music, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2016

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	81.1%	81.1%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2016

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the financial year 2016, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2016 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Poulin-Gouin
Dominique Poulin-Gouin
Assistant Secretary

Date: March 17, 2017